Tiziana Life Sciences Ltd.

Clarendon House,

2 Church Street,

Hamilton HM 11,

Bermuda

March 27, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Tiziana Life Sciences Ltd.
Form F-3 Registration Statement
Filed March 24, 2025
File No. 333-286064

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Tiziana Life Sciences Ltd. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Thursday, March 27, 2025, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

TIZIANA LIFE SCIENCES LTD.

By:	/s/ Keeren Shah
Name:	Keeren Shah
Title:	Chief Financial Officer